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                                                                   Exhibit 99.3

                             FORM OF GIFT INSTRUMENT
               CHARITABLE GIFT TO THE CORTLAND SAVINGS FOUNDATION

         CNY Financial Corporation, One North Main Street, Cortland, New York 13045 (the "Company"), desires to make a gift of its common stock, par value $.01 per share ("Common Stock"), to The Cortland Savings Foundation (the "Foundation"), a not-for-profit corporation organized under the laws of the State of New York. The purpose of the donation is to establish a bond between the Company and the community in which it and its affiliates operate to enable the community to share in the potential growth and success of the Company and its affiliates over the long term. To that end, the Company now gives, transfers, and delivers to the Foundation ______ shares of its Common Stock for consideration of $.01 per share, or total consideration of $__________, subject to the following conditions:

         1. The Foundation shall use the donation solely for charitable purposes as provided by Section 501(c)(3) of the Internal Revenue Code of 1986, as amended ("Code"), including, without limitation, various civic and educational programs, the furtherance of community development, home ownership opportunities and access to affordable housing in the local communities now or hereafter served by the Company's subsidiary, Cortland Savings Bank ("Bank") and other community welfare purposes that contribute to the quality of life in the communities served by the Bank and the Company;

         2. Consistent with the Company's intent to form a long-term bond between the Company and the community, the Foundation must distribute annually in grants or contributions, at least 5% of the average fair market value of its net investment assets. The amount of Common Stock that may be sold by the Foundation in any one year shall not exceed 5% of the average market value (measured as of the first business day of each year) of the assets held by the Foundation or such amount as may be necessary to maintain the Foundation's designation as a tax-exempt organization under Section 501(c) of the Code, except that this restriction shall not prohibit the Board of Directors of the Foundation from selling a greater amount of Common Stock in any one year if the Board of Directors of the Foundation determines that the failure to sell a greater amount of the Common Stock held by the Foundation would result in a long-term reduction of the value of the Foundation's assets relative to their then current value that would jeopardize the Foundation's capacity to carry out its charitable purposes; and

         3. The Common Stock contributed to the Foundation by the Company shall, for so long as such shares are held by the Foundation, be voted in the same ratio as all other shares of Common Stock of the Company which are voted on each and every proposal considered by stockholders of the Company, provided, however, that if this Condition No. 3 is waived by the Federal Deposit Insurance Corporation and the New York State Superintendent of Banks, then this Condition No. 3 shall become void and of no effect.

Dated:_________, 1998        CNY Financial Corporation

                                 By:
                                     ___________________________________________
                                     Wesley D. Stisser, Jr., President and Chief
                                     Executive Officer